Exhibit 2.2

Description of Rights of Each Class of Securities

Type and Class of Securities

Nano Dimension Ltd.’s (the “Company”) authorized share capital consists of 500,000,000 ordinary shares, NIS 5.00 par value per share (“Ordinary Shares”).

Registration Number and Objectives of the Company

Our registration number with the Israeli Registrar of Companies is 52-0029109. The Company’s objectives are set forth in Section 3(b) of the Company’s amended and restated articles of association and includes every lawful purpose, subject to the purposes of the Company specified in the Company’s Memorandum of Association.

The Powers of the Directors

The Company’s Board of Directors shall direct the Company’s policy and shall supervise the performance of the Company’s chief executive officer and his actions. The Company’s Board of Directors may exercise all powers that are not required under the Israeli Companies Law of 1999 (the “Companies Law”) or under the Company’s amended and restated articles of association to be exercised or taken by the Company’s shareholders.

Preemptive Rights

The Company’s Ordinary Shares are not redeemable and are not subject to any preemptive right.

Limitations or Qualifications

Not applicable.

Other Rights

Not applicable.

Rights of the Shares

Under the Companies Law and our amended and restated articles of association, the Company’s Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of the Company’s general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attends the meeting and participates in the voting, either in person or by a proxy or by a written ballot or by any other means, to one vote;
●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and
●	equal right to participate, upon the Company’s dissolution, in the distribution of the Company’s assets legally available for distribution, on a per share pro rata basis.

All Ordinary Shares have identical voting and other rights in all respects.

Shareholder’s rights of inspection of the Company records

Pursuant to the Companies Law, shareholders have the right to inspect the Company’s documents that are specified below:

(1)	minutes of the general meetings;
(2)	the Company’s shareholders register and the register of substantial shareholders;
(3)	a document in the Company’s possession, relating to an act or transaction with interested parties that requires approval by the general meeting;
(4)	Articles of association and financial reports; and
(5)

any document that the Company must submit under the Companies Law and under any statute to the Companies Registrar or to the Israeli Securities Authority and that is available for public inspection at the Companies Registrar or the Israeli Securities Authority, as the case may be.

Transfer of shares

The Company’s fully paid Ordinary Shares are issued in registered form and may be freely transferred under the Company’s amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the ordinary shares are listed for trade. The ownership or voting of the Company’s Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

The Company’s Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of the Company’s directors, subject to the special approval requirements for external directors, if applicable, to the extent the Company is then required to elect external directors.

Under the Company’s amended and restated articles of association, the Company’s Board of Directors must consist of not less than three but no more than twelve directors, including, when the Company is required, two external directors who serve pursuant to the Companies Law. Pursuant to the Company’s amended and restated articles of association, each of the Company’s directors (other than, when applicable, external directors, for whom special election requirements apply under the Companies Law), will be appointed by a simple majority vote of holders of the Company’s voting shares, participating and voting at an annual general meeting of the Company’s shareholders. In addition, the Company’s directors (other than the external directors, when applicable), which may be elected only in annual meeting, are divided into three classes that are each elected at the third annual general meeting of the Company’s shareholders, in a staggered fashion (such that one class is elected each annual general meeting), and serve on the Company’s Board of Directors unless they are removed by a vote of 50% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s amended and restated articles of association. In addition, the Company’s amended and restated articles of association provides that in the event of a vacancy, such vacancy may be filled by (i) the Board of Directors or (ii) the shareholders by a simple majority of the voting power represented at the general meeting of the shareholders; provided, however, that shareholders shall have the sole and exclusive authority to appoint a director to fill any vacancy resulting from the removal of a director by shareholders at a general meeting of the shareholders (or resulting from the resignation of a director(s) who has resigned at any time following the submission of a shareholder proposal to remove him or her and prior to his or her removal at the general meeting. A director that was appointed by (i) the Board of Directors to fill any vacancy (and, for the sake of clarity, was not thereafter appointed or elected by shareholders) shall only be until the first annual general meeting convened after such appointment or (ii) shareholders to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office.. The Company is not currently required to have external directors serving on the Company’s Board of Directors, based on an exemption that the Company has elected to be governed by under the Companies Law regulations.

Annual and Special Meetings

Under the Israeli law and our articles of association, the Company is required to hold an annual general meeting of the Company’s shareholders once every calendar year, at such time and place which shall be determined by the Company’s Board of Directors, which must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. The Company’s Board of Directors may call special general meetings whenever it sees fit and upon the written request of: (a) any two of the Company’s directors or of one quarter of the members of the Board of Directors in office at such time; and/or (b) one or more shareholders holding, in the aggregate, 5% of the Company’s issued and outstanding share capital and at least one percent of the voting rights in the Company or a shareholder, one or more, who owns at least 5% of the voting rights in the Company (the “Non Exempted Holding”). However, under a new exemption applicable as of March 12, 2024, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five (5%) in the past, and at least one percent (1%) of the voting rights in the company, or one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

Resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s amended and restated articles of association;
●	the exercise of the Company’s Board of Director’s powers if the Company’s Board of Directors is unable to exercise its powers;
●	appointment or termination of the Company’s auditors;
●	appointment of directors;
●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law and any other applicable law;
●	increases or reductions of the Company’s authorized share capital; and
●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our articles of association require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, as the case may be, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the chairman of the board or his relative to serve as the general manager or to exercise his powers and approval of the general manager or his relative to serve as the chairman of the board or to exercise his powers,, notice must be provided at least 35 days prior to the meeting.

Quorum

Under our amended and restated articles of association, the quorum required for the Company’s general meetings consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the total outstanding voting rights (instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules). If within half an hour of the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned either to (1) the same day of the following week, at the same hour and in the same place, (2) to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, or (3) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (1) above). If no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders, which holds and represents at least 5% of the company’s issued and outstanding share capital and at least 1% of the company voting rights, or one or more shareholder, which holds at least 5% of the Company’s voting rights.

Adoption of Resolutions

The Company’s amended and restated articles of association provide that all resolutions in the Company’s shareholders’ meetings require a simple majority of the vote of the shareholders attending the general meeting, unless otherwise required under the Companies Law or the Company’s amended and restated articles of association. A shareholder of the Company may vote in a general meeting in person, by proxy or by a written ballot. The Company’s amended and restated articles of association do not provide the Company’s shareholders with any cumulative voting rights.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Rights to Own Ordinary Shares

There are no limitations on the right to own the Company’s securities.

Provisions Restricting Change in Control of the Company

There are no specific provisions of the Company’s amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or the Company’s subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its Board of Directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shares and, in the case of the target company, also a majority vote of each class of its shares.. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger will be subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders instead. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but did not receive the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or (2) the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received a shareholders’ approval as a private placement intended to make the offeree a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company or a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, and may be consummated only if (1) at least 5% of the company’s outstanding shares will be acquired by the offeror and (2) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request from the court appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

The Companies Law provides that any resolution to change the articles of association so that a certain provision may only be changed by a special majority of the shareholders (as shall be defined in such resolution) shall require the same special majority of the shareholders.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Borrowing Powers

Pursuant to the Companies Law and the Company’s amended and restated articles of association, the Company’s Board of Directors may exercise all powers and take all actions that are not required under law or under the Company’s amended and restated articles of association to be exercised or taken by the Company’s shareholders, including the power to borrow money for company purposes.

Differences between law of different jurisdictions

Not applicable.

Changes in the Company’s Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase the Company’s registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;
●	cancel any registered share capital which has not been taken or agreed to be taken by any person;
●	consolidate and divide all or any of the Company’s share capital into shares of larger nominal value than the Company’s existing shares;
●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed;
●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and
●	reduce shares from the Company’s share capital.

Debt Securities

The Company does not have any debt securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Warrants and Rights

The Company does not have any warrants or rights that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Other Securities

The Company does not have any other securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Name of the Depositary

The Bank of New York Mellon, as depositary, will register and deliver (ADSs. Each ADS will represent one share (or a right to receive one share) deposited with the Bank of New York Mellon. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depository are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street New York, NY 10286.

American Depositary Shares

A holder of the Company’s ADSs (the “Holder”) may hold ADSs either (A) directly (i) by having American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in the Holder’s name, or (ii) by having uncertificated ADSs registered in the Holder’s name, or (B) indirectly by holding a security entitlement in ADSs through the ADS Holder’s broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC. If the Holder hold ADSs directly, the Holder is a registered ADS holder, also referred to as an ADS holder. This description assumes the Holder is an ADS holder. If the Holder holds the ADSs indirectly, the Holder must rely on the procedures of the Holder’s broker or other financial institution to assert the rights of ADS holders described in this section. The Holder should consult with his broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

ADS holders may not be treated as one of our shareholders and will not have direct shareholder rights. Israeli law governs shareholder rights, while the depositary serves as the registered holder of the shares underlying the ADSs. Registered holders of ADSs, will have ADS holder rights as outlined in the deposit agreement. New York law governs the deposit agreement and the ADSs.

However, recent case law has provided important clarification regarding the intersection of New York law governing deposit agreements and Israeli law governing shareholder rights. In a significant decision involving our company, the court concluded that ADS holders retain certain rights under Israeli law which companies must respect, despite the specific terms of deposit agreements.

The court determined that while the deposit agreement is governed by New York law, certain rights and obligations remain subject to Israeli law’s mandatory provisions:

●	Deposit agreements do not fully encapsulate all rights, and Israeli law’s mandatory provisions continue to apply
●	ADS holders may have limited voting rights that can be exercised when permitted by the company
●	Companies cannot unilaterally limit ADS holder rights solely through deposit agreement terms
●	The deposit agreement and Israeli law collectively govern ADS holder rights.

Therefore, while the deposit agreement establishes the primary rights of our ADS holder under New York law, our ADS holders may also have certain additional rights under Israeli law as determined by applicable Israeli corporate law and mandatory provisions that cannot be waived by the deposit agreement.

The following is a summary of the material provisions of the deposit agreement. For more complete information, the Holder should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will the Holder receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. The Holder will receive these distributions in proportion to the number of shares the Holder’s ADSs represent.

Cash.

The depositary will convert any cash dividend or other cash distribution the Company pays on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depository will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, the Holder may lose some or all of the value of the distribution.

Shares.

The depositary may distribute additional ADSs representing any shares the Company distributes as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.

If the Company offers holders of the Company’s securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, the Holder will receive no value for them.

The depositary will exercise or distribute rights only if the Company ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary.

U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be able subject to restrictions on transfer.

Other Distributions.

The depositary will send to ADS holders anything else the Company distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what the Company distributed and distributes the net proceeds, in the same way as it does with cash. Or, it may decide to hold what the Company distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from the Company that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. The Company has no obligation to register ADSs, shares, rights or other securities under the Securities Act. The Company also has no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that the Holder may not receive the distributions the Company makes on the Company’s shares or any value for them if it is illegal or impractical for the Company to make them available to the Holder.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if the Holder or the Holder’s broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names the Holder requests and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

The Holder may surrender his ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at the Holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depository is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share of other security. The depositary may charge the Holder a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

The Holder may surrender his ADR to the depositary for the purpose of exchanging the Holder’s ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do the Holder vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If the Company request, the depositary to solicit the Holder’s voting instructions (and the Company is not required to do so), the depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials to them if the Company asks it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of the State of Israel and of the Company’s articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If the Company does not request the depositary to solicit the Holder’s voting instructions, the Holder can still send voting instructions, and, in that case, the depositary may try to vote as the Holder instruct, but it is not required to do so.

Listing

The Company’s ADSs are listed on the Nasdaq Capital Market under the symbol “NNDM.”